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                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-66945

Prospectus

                           CARAUSTAR INDUSTRIES, INC.
                                     [LOGO]

                                1,775,000 Shares
                                  Common Stock


-- We may use this prospectus from time to time to offer and sell our common stock to the owners of businesses we may acquire in the future.

-- The specific terms upon which we will issue these shares will be determined by negotiation with the owners of the businesses we acquire.

-- We expect the price of the shares we issue in an acquisition to be reasonably related to the prevailing market prices of our common stock at or near the time we enter an acquisition agreement or consummate the acquisition.

-- In addition to certain resale limitations imposed by federal securities laws, we may require persons receiving our common stock in connection with an acquisition to agree to hold such stock for a certain period from the date of acquisition.

-- We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing our stock in acquisitions, although we may pay finder's fees in specific acquisitions. Any person receiving a finder's fee may be deemed an "underwriter" within the meaning of the Securities Act of 1933.

-- All of the common stock offered by this prospectus may, subject to certain conditions, also be offered and resold from time to time pursuant to this prospectus by the persons who receive this common stock in acquisitions.

-- We are based in Austell, Georgia and primarily manufacture packaging products from recycled paper.

-- Our common stock is quoted on the NASDAQ Stock Market under the trading symbol "CSAR."

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            Before making any investment in our company, you should
            consider carefully the risk factors beginning on page 3.

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Neither the SEC nor any state securities commission has approved any of the securities offered by this prospectus or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                  June 28, 1999



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         WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE


         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy (upon the payment of fees prescribed by the SEC) any document that we file with the SEC at its public reference rooms in Washington, D.C. (450 Fifth Street, N.W. 20549), New York, New York (7 World Trade Center, Suite 1300 10048) and Chicago, Illinois (500 West Madison Street, Suite 1400 60661). You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the internet, through the SEC's EDGAR database. You may access the EDGAR database at the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" into this prospectus the information we file with them. This means that we can disclose important business, financial and other information in our SEC filings by referring you to the documents containing this information. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities we offer with this prospectus:

         --       Annual Report on Form 10-K for the year ended December 31,
                  1999;

         --       Quarterly Report on Form 10-Q for the quarter ended March
                  31, 1999;

         --       Current Reports on Form 8-K filed May 14, 1999 and June 1,
                  1999; and

         -- The description of our common stock contained in our registration statement on Form 8-A that we filed with the SEC on September 17, 1992 to register our common stock under the Securities Exchange Act of 1934, along with any future update of this description that we file.

         This prospectus is part of a registration statement (on Form S-4) we have filed with the SEC relating to the shares offered by this prospectus. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement and accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our common stock. The registration statement, exhibits and schedules are available at the SEC's public reference rooms or through its EDGAR database on the internet.

You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                    Caraustar Industries, Inc.
                                    3100 Washington Street
                                    Austell, Georgia 30106
                                    Attn: Corporate Secretary
                                    Telephone: (770) 948-3101

         To ensure timely delivery of these materials, you should make any request no later than five business days prior to the date on which you intend to vote on or otherwise consent to or approve our acquisition of your business. Materials will be sent via first class mail within one business day after we receive a request.

You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different



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information. We are not making an offer of these securities in any state where the offer is not permitted. Information is accurate only as of the date of the documents containing the information, unless the information specifically indicates that another date applies.


                                  RISK FACTORS

         In addition to the other information contained in this prospectus, you should consider carefully the following risk factors before investing in any of our common stock.

Possible Future Increases In Raw Material Costs

Our primary raw material is recycled paper, which is known in our industry as "recovered fiber." The cost of recovered fiber has at times fluctuated greatly because of factors such as shortages or surpluses created by market or industry conditions. Although in the past we have raised the selling prices of our products in response to raw material price increases, sometimes raw material prices have increased so quickly or to such levels that we have been unable to maintain our operating margins or pass the price increases through to our customers on a timely basis. We cannot assure you that we will be able to maintain our margins in the face of raw material price fluctuations or that we will be able to pass such price changes through to our customers on a timely basis.

Ability To Control Growth; Expansion and Acquisition Risks

We intend to increase our production capacity in the next several years. This strategy involves risks and depends on the availability of funds to permit us to make capital expenditures and acquisitions. We have made numerous acquisitions in recent years and actively seek new acquisitions that meet our criteria. Acquired businesses may not achieve the same levels of revenue, profit or productivity as our existing locations and may not otherwise perform as we expect. To make acquisitions, we might incur additional debt, issue additional stock (which would dilute the relative stock holdings of our existing shareholders), or both.

         Acquisitions also involve special risks. Some of these risks include:

         --       assumption of unanticipated liabilities and contingencies

         --       diversion of management's attention

         --       possible reduction of our reported earnings because of:

                  >        increased goodwill write-offs

                  >        increased interest costs

                  >        issuances of additional securities

                  >        difficulties of integrating acquired business

         As we grow, we can give no assurance that we will be able to:

         --       use increased production capacity at our facilities

         --       identify suitable acquisition candidates

         --       complete additional acquisitions



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         --       integrate acquired businesses into our operations

Environmental Liabilities or Costs

         Compliance with the environmental requirements of federal, state and local governments significantly affects our business. Among other things, these requirements regulate the discharge of materials into the water, air and land and govern the use and disposal of hazardous substances. Under environmental laws, we can be held strictly liable if hazardous substances are found on real property we have ever owned or operated or used as a disposal site. In recent years, we have adopted a policy of assessing real property for environmental risks prior to purchase. We are aware of issues regarding hazardous substances at some of our facilities and one of our disposal sites, and we have put into place a remedial plan at each site where we believe such a plan is necessary. We regularly make capital and operating expenditures to stay in compliance with environmental laws. Despite these compliance efforts, risk of environmental liability is part of the nature of our business. We cannot assure you that environmental liabilities, including compliance and remediation costs, will not have a material adverse effect on us in the future. In addition, future events may lead to additional compliance or other costs that could have a material adverse effect on us. Such future events could include changes in, or new interpretations of, existing laws or enforcement policies or further investigation of the potential health hazards of certain products or business activities.

Highly Competitive Markets

         The manufacture and sale of our products are highly competitive. We compete with a variety of companies, some of which are larger and have greater resources than we do. In most of our markets, our competitors are capable of supplying products that would meet the needs of our customers. We cannot assure you that we will be able to compete successfully in the future.

Potential Deterrents to Takeovers

         Certain provisions of our articles of incorporation and bylaws, as well as a shareholder rights plan, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a controlling interest in our outstanding voting stock. As a result, these provisions could discourage bids for our common stock at a premium and might adversely affect the market price of our common stock.

         Our articles of incorporation authorize 5,000,000 shares of preferred stock, which may be issued in the future without further shareholder approval with such terms and rights as our board of directors may determine. The rights of the holders of our common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future.

         Our board of directors is divided into three classes with staggered terms. This means that, as a general matter, only one-third of our board of directors must stand for re-election at any annual meeting of shareholders. Our articles of incorporation provide that directors may be removed only for cause. These provisions make it more difficult and time consuming for a potential acquiror of our company to replace our board of directors.

         Our shareholder rights plan generally authorize our board of directors and shareholders to substantially dilute the share ownership position of any person who acquires 20% or more of our common stock.

Dependence on Key Personnel

         We depend on the continued efforts of our executive officers and senior management. In addition, we depend on the performance and productivity of our local managers. The loss of executive officers, members of senior management or key local



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managers could have a material adverse effect on our operations, including our ability to establish and maintain customer relationships. We maintain no key person insurance policies on any of our executive officers or other senior managers. If we are unable to attract or retain key employees to perform these services, our business could be materially and adversely affected.

Stock Price Fluctuation

From time to time, there may be significant fluctuations in the market price of our common stock, which could be caused by the occurrence of, or announcements or rumors related to:

         --       changes in our or our competitors' operating results

         --       changes in cost of recovered fiber

         -- changes in market conditions for paper industry stocks or manufacturing stocks in general

         -- changes in general conditions in the U.S. or foreign economies or financial markets

         -- natural disasters or other newsworthy events, including developments of a political or social nature

         In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of affected companies. These types of fluctuations may adversely affect the market price of our common stock or other securities.

Economic Conditions

         Demand for our products generally is dependent upon production levels and consumer demand, which fluctuate with U.S. and global economic conditions and cycles. Demand is generally higher during periods of economic strength and lower during periods of economic weakness or uncertainty. Adverse economic conditions could have a material adverse effect on us.


          SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements in this prospectus under the caption "Risk Factors" and the documents incorporated by reference into this prospectus may constitute "forward-looking statements" within the meaning of federal securities laws. Forward-looking statements are based on our management's beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

         --       Fluctuations in our raw material prices

         -- Our ability to identify and complete acquisitions and successfully integrate the businesses we acquire

         -- Changes in government regulations, particularly environmental regulations



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         --       Changes in demand for our products

         -- Changes in the industrial sector or the general domestic or global economy

         --       Degree and nature of our competition

         -- Other factors described in this prospectus or the documents we file with the SEC and incorporate by reference into this prospectus

         When used in our documents or oral presentations, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.


                                   THE COMPANY

         Caraustar Industries, Inc. is a major manufacturer of recycled paperboard and converted paperboard products. Our executive offices are located at 3100 Washington Street, Austell, Georgia 30106. Our phone number is (770) 948-3101.


                                ACQUISITION TERMS

         This prospectus covers the offer and sale of up to 1,775,000 shares of our common stock that we may issue from time to time in connection with the future direct and indirect acquisitions of other businesses, properties or securities in business combination transactions. We will furnish this prospectus to the securityholders or owners of the businesses we acquire in exchange for the shares we offer by this prospectus.

         We expect that the terms upon which we issue the shares will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets we acquire. We expect that the shares we issue in an acquisition will be valued at prices reasonably related to the market prices for our common stock prevailing at or near the time we enter into an acquisition agreement or consummate the acquisition.

         We will pay all expenses of the offering of these shares. We will pay no underwriting discounts or commissions in connection with the issuance of these shares, although we may pay finder's fees with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933.

         We will use this prospectus in connection with the issuance of our shares only in those acquisitions that would be exempt from registration except for the possibility of integration with other transactions. If an acquisition would not be so exempt, we will furnish those offerees this prospectus, as amended by a post-effective amendment to the Registration Statement (on Form S-4) of which this prospectus is a part.

         If we consummate an acquisition (or series of acquisitions since the date of our most recently audited financial statements) that would have a material financial effect on us, we will file a Current Report on Form 8-K containing the financial and other information about the acquisition(s) that would be material to subsequent purchasers of the shares we offer through this prospectus.

         Our common stock is quoted on the NASDAQ Stock Market. The shares we issue in acquisitions may be subject to restrictions on resale imposed by Rules 144 and 145



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under the Securities Act of 1933. In addition, we may impose certain contractual holding period requirements upon persons acquiring our shares in acquisitions.


                              SELLING SHAREHOLDERS

         This prospectus may also be used for reoffers and resales by persons who receive our common stock in acquisition transactions and who may be entitled to reoffer and resale such common stock under circumstances requiring the use of a prospectus. However, no person will be authorized to use this prospectus for an offer of such common stock without first obtaining our consent. We may consent to the use of this prospectus by such selling shareholders for a limited period of time and subject to limitations and conditions, which may be varied by agreement between us and such selling shareholders. A supplement to this prospectus will set forth information identifying any such selling shareholders and disclosing the information about such selling shareholders and the securities to be sold as may then be required by the Securities Act of 1933 and the rules of the Securities and Exchange Commission.


                  PLAN OF DISTRIBUTION BY SELLING SHAREHOLDERS

         Resales of our common stock may be made on NASDAQ or such national securities exchange or other quotation service on which our common stock may be listed or quoted at the time of sale, in the over-the-counter market, in private transactions or pursuant to underwriting agreements. Such resales may be effected in one or more of the following methods:

         -- ordinary brokers' transactions, which may include long or short sales

         -- transactions involving cross or block trades or otherwise on NASDAQ

         -- purchases by brokers, dealers or underwriters as principal and resale for their own accounts pursuant to this prospectus

         -- "at the market" to or through market makers or into an existing market for the common stock

         -- in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents

         --       through transactions in options, swaps or other derivatives

         -- any combination of the methods listed above, or by any other legally available means

         Agreements with selling shareholders permitting use of this prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by us; that selling shareholders enter into custody agreements with one or more banks with respect to the common stock offered; and that sales be made only by one or more of the methods described in this prospectus, as appropriately supplemented or amended when required. The selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933.

         Brokers, dealers, underwriters or agents participating in the sale of our common stock as principals or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be



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less than or in excess of customary commissions). Sales of common stock by such broker, dealer, underwriter or agent may be made on the NASDAQ Stock Market or any securities exchange from time to time at prices related to prices then prevailing, at negotiated prices or at fixed prices, which may be changed. Any such sales may be by block trade. Any such broker/dealer or agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and any commissions earned by such member firm may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         Upon our being notified by a selling shareholder that it proposes to make a block trade, a prospectus supplement, if required, will be filed pursuant to Rule 424 under the Securities Act of 1933 (or successor rule), disclosing the name of the broker or dealer, the number of shares of common stock involved, the price at which such shares of common stock are being sold by such selling shareholder, and the commissions to be paid by such selling shareholder to such broker or dealer.

         To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, such securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.


                          REGISTRAR AND TRANSFER AGENT

         The registrar and transfer agent for our common stock is The Bank of New York, located in New York, New York.


                                  LEGAL MATTERS

         Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina, will issue an opinion for us regarding the validity of the common stock offered by this prospectus and certain other legal matters. Russell M. Robinson, II, a shareholder in the firm of Robinson, Bradshaw & Hinson, P.A., is Chairman of our Board of Directors. Robinson, Bradshaw & Hinson, P.A. is our principal outside legal counsel. Certain members of such firm beneficially owned approximately 113,680 shares of our common stock as of the date of this prospectus.


                                     EXPERTS

         The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect to such financial statements and schedules, and are incorporated by reference in reliance upon the authority of such firm as experts in giving such reports.



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                                TABLE OF CONTENTS


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
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE...................................................2

RISK FACTORS......................................................................................................3

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS......................................................5

THE COMPANY.......................................................................................................6

ACQUISITION TERMS.................................................................................................6

SELLING SHAREHOLDERS..............................................................................................7

PLAN OF DISTRIBUTION BY SELLING SHAREHOLDERS......................................................................7

REGISTRAR AND TRANSFER AGENT......................................................................................8

LEGAL MATTERS.....................................................................................................8

EXPERTS ..........................................................................................................8


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                           CARAUSTAR INDUSTRIES, INC.




                                1,775,000 Shares


                                  COMMON STOCK


                                [CARAUSTAR LOGO]



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                                   PROSPECTUS

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                                  June 28, 1999


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